# HEIM, YOUNG & ASSOCIATES, INC.

## STATEMENT OF FINANCIAL

## CONDITION

## JUNE 30, 2025

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-48500 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 07/01/2024 (MM/DD/YY) AND ENDING 06/30/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HEIM, YOUNG & ASSOCIATES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1256 E. KINGSLEY ST
(No. and Street)

| SPRINGFIELD | MO | 65804-7211 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| TRINITY Y. LEE | (888)-708-6904 | tlee@merceradvisors.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVILA ADVISORY, LLC
(Name – if individual, state last, first, and middle name)

| 10135 MANCHESTER RD. STE 206 | ST. LOUIS | MO | 63122 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 11/21/2019 | 6667 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, <u>Trinity Y. Lee</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Heim Young & Associates, Inc.</u> , as of <u>6/30</u> , 2 <u>025</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature:

*Trinity Y. Lee*

Title:

PRESIDENT, EXECUTIVE DIRECTOR

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HEIM, YOUNG & ASSOCIATES, INC.

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of
Heim Young & Associates, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Heim Young & Associates, Inc. (the "Company") as of June 30, 2025, and the related notes  (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Heim Young & Associates, Inc. as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audit provides a reasonable basis for our opinion.

We have served as Heim Young & Associates, Inc.'s auditor since 2021.

*Davila Advisory, LLC*

Saint Louis, Missouri
September 18, 2025

T : (314) 965-9775   F : (314) 476-9660   W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

HEIM, YOUNG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2025

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 945,599 |
| Deposit at Broker | | 50,000 |
| Concessions and fees receivable | | 83,428 |
| Other assets | | 10,549 |
| Total assets | | 1,089,576 |

**Liabilities and Shareholder's Equity**

| | | |
|---|---|---|
| Accounts payable and other liabilities | | 26 |
| Due to related party | | 295,702 |
| Total liabilities | | 295,728 |

**Shareholder's Equity**

| | | |
|---|---|---|
| Common stock | | 1,000 |
| $1 par value; authorized, voting 30,000 shares; non-voting 30,000 shares; issued and outstanding, voting 1,000 shares, non-voting 0 shares | | |
| Additional paid-in-capital | | 441,568 |
| Retained earnings | | 351,280 |
| Total liabilities and shareholder's equity | $ | 1,089,576 |

The accompanying notes are an integral part of these financial statements.

**NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

**Organization** - Heim, Young & Associates, Inc. (the "Company") was incorporated in the state of Missouri on July 7, 1995. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities. On August 31, 2022, the Company was acquired by Mercer Advisors, Inc. ("MA").

**Basis of Presentation** - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

**Recognition of Revenue** – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

**Significant Judgments** - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

**Commissions and Concessions** - The Company generates two types of commission and concessions revenue. Sales-based revenue which is recognized on the settlement date, an industry standard, and trailing revenue which is recognized over time as earned. Sales-based revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase.

**NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES–** (*Continued*)

**Commissions and Concessions (*continued*)** - Trailing revenue is based on a percentage of the current market value of the client's investment holdings in trail-eligible assets and is recognized over the period during which services are performed. Since trailing revenue is based on the market value of the clients' investment holdings, this variable consideration is constrained until the market value is determinable.

**Concentrations of Credit Risk** - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at three financial institutions and the balance at times may exceed the federally insured limit. The Company has not experienced any loss on cash deposits.

**Cash Equivalents** - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

**Deposit at Broker -** The Company is required to maintain a certain amount of cash on deposit with the Clearing Broker to cover any obligations that may arise from the Company. This deposit at broker is in the amount of $50,000.

**Receivables –** The Company reviews the receivables for collectability on a regular basis. The allowance for credit losses reflects management's best estimate of probable losses determined principally on the basis of historical experience. Management did not deem an allowance necessary at June 30, 2025.

**Leases** - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. At June 30, 2025, the Company did not have any lease obligations, as any potential leased assets are covered through an expense sharing agreement (See Note 7).

## NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES– (*Continued*)

**Estimates** - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Single Reportable Segment -** The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of commission and concession fees. The Company has identified its Executive Director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's operating results of the segment are the same as those presented on the Statement of Income.

## NOTE 2 - RELATED PARTY INFORMATION

The Company is wholly owned by MA. The Company is also an affiliate of Mercer Global Advisors Inc. ("MGA"), a registered investment advisor. On October 1, 2022, the Company entered into an Expense Sharing Agreement ("Agreement") with MA and MGA whereby MGA agrees to pay certain overhead and operating expenses to third parties on behalf of the Company and the Company reimburses MGA.

At June 30, 2025, the Company owed $295,702 to MGA.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2025, the Company's net capital and required net capital were $744,435 and $19,715, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.4 to 1.

**NOTE 4 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT**

The Company enters into various transactions involving derivatives and other off- balance sheet financial instruments. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

Since the Company enters into the aforementioned transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, in December 2009, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer). This has been renewed on a continuing nature going forward. Under the terms of the agreement the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer.

As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under terms of the agreement the Company is required to maintain a $50,000 deposit with the Clearing Broker/dealer and maintain a minimum net capital of $75,000. In addition, the Company is restricted from entering into another agreement for similar services without prior written consent from the Clearing Broker/dealer. Minimum charges, termination charges and other items are included in the agreement.

## NOTE 5 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2020.

## NOTE 6 – COMMITMENTS

The Company has an expense sharing agreement with its affiliates MA and MGA for office space expiring September 30, 2026.

## NOTE 7 – CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business operations. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations.

## NOTE 8 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. For presentation purposes, revenue on the Statement of Operations is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at June 30, 2025.

## NOTE 9 – SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through September 18, 2025, the date the financial statements were issued, noting none.